United States securities and exchange commission logo





                              September 9, 2022

       Qun Lu
       Chief Executive Officer
       CH AUTO Inc.
       6F, Building C
       Shunke Building
       Shunyi District, Beijing 101200, China

                                                        Re: CH AUTO Inc.
                                                            Draft Registration
Statement on Form F-4
                                                            Submitted August
12, 2022
                                                            CIK No. 0001930207

       Dear Mr. Lu:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-4

       Cover Page

   1.                                                   Please disclose
prominently on the prospectus cover page that you are not a Chinese operating company but
will be Cayman Islands holding company with operations
                                                        conducted by your
subsidiaries based in China and that this structure involves unique risks to investors. If true,
disclose that these contracts have not been tested in court. Provide a cross-reference to your
detailed discussion of risks facing the company and the offering as a result of this
structure.
 Qun Lu
FirstName
CH AUTO LastNameQun      Lu
          Inc.
Comapany 9,
September NameCH
             2022 AUTO Inc.
September
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2. Clearly disclose how you will refer to the holding company, subsidiaries, and other entities when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as
 we    or    our    when
         describing activities or functions of a subsidiary or other entity. For example, disclose, if true, that your subsidiaries and/or other entities conduct operations in China and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.
Questions and Answers about the Business Combination and Special Meeting, page
8

3. Please add a question and answer highlighting any material differences in the rights of security holders as result of the dual class structure.
Will I experience dilution as a result of the Business Combination?, page 12

4. Please revise the table to disclose the sponsor and its affiliates total potential ownership interest in the combined company, assuming exercise and conversion of all securities.
         Additionally, include a footnote to define "Representative Shares" and disclose the underwriters' deferred fee that will be paid in securities of the company.
Summary of the Proxy Statement/Prospectus, page 17

5. Disclose that trading in your securities may be prohibited under the Holding Foreign
         Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.
6. In your summary of risk factors, disclose the risks that your corporate structure and being
         based in or having the majority of the company   s operations in China
poses to investors.
         In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in
         China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the
         Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
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             2022 AUTO Inc.
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7. Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC),
         Cyberspace Administration of China (CAC) or any other governmental agency that is
         required to approve your or your subsidiaries    operations, and state
affirmatively whether
         you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
8.       Please revise to include a section disclosing the material terms of the PIPE
         financing. Disclose if the SPAC   s sponsors, directors, officers or
their affiliates will
         participate in the PIPE financing.
9. Please revise to disclose the sources and uses of funds. Disclose if the company intends to cure any loans, debt, accounts payable and other liabilities in default, settle any lawsuits or satisfy any judgements with proceeds from the Business Combination.
10.      Please disclose your controlled company status.
Summary of the Proxy Statement/Prospectus
Organizational Structure, page 19

11. We note your disclosure that upon completion of the HK Share Purchase, CH-Auto (Hong
         Kong) Limited shall directly own no less than ninety percent (90%) of the then-issued and outstanding equity interests in CH-Auto Technology Corporation Ltd. representing no less than ninety percent (90%) of the voting rights of all outstanding equity interests. Please expand your disclosures to explain and disclose who will own the remaining ten percent or less of the equity interests and voting rights in CH-Auto Technology Corporation Ltd.
         and the nature of their relationship, if any, with Pubco and its subsidiaries. Please also expand your disclosures to explain and discuss the impact a non-controlling interest would have on the Combined Company.

12. Please revise the structure chart to indicate the percentages of voting interests that each group of shareholders will have in each entity following the Business Combination.
         Additionally, please clarify, by footnote or otherwise, the voting power of the Class B
         Ordinary shares as compared to the Class A Ordinary Shares.
Interests of MCAF's Directors and Officers in the Business Combination, page 31

13. Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination.
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         Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide
         similar disclosure for the company   s officers and directors, if
material.
14. Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.
15. Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.
16. We note your disclosure on pages 185-188 regarding certain interests of the SPAC's officers and directors. Please revise this section so that it highlights all material interests in the transaction held by the sponsor and the SPAC's officers and directors. This could include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination.
17. Please disclose the aggregate price and per share price that the Sponsor will receive for
         200,000 shares being sold to the Company. Please also disclose the aggregate price and per share price that the Sponsor paid for the 200,000 shares being sold.
Summary Unaudited Pro Forma Condensed Combined Financial Information and Comparative
Per Share Data, page 39

18. Refer to the table at the bottom of page 39. Please provide us your computation of
         MCAF's historical book value per share of $(0.34) per share at December 31, 2021.
         Please be advised that MCAF's historical book value per share, and all other book value per share disclosures, should be calculated using the number of shares outstanding as of the date presented rather than the weighted average number of shares outstanding during the period. Please advise or revise.
19. Please present a table here, and in the Unaudited Pro Forma Financial Statements, that reflects the total number of Class A and Class B ordinary shares of the Combined
         Company, summarized by shareholder group, that will be issued and outstanding assuming no redemptions, 50% redemptions, and maximum redemptions of MCAF's common shares subject to redemption. In this regard, the shareholder groups should include, to the extent applicable, the MCAF public shareholders, the MCAF Sponsor, the historical shareholders of CH-Auto, the PIPE investors, and any other shareholder groups.
         The table should also clarify and disclose the terms of the Class A and Class B ordinary shares and their impact on the voting interests of each shareholder group of the Combined
         Company.
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          Inc.
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             2022 AUTO Inc.
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Risk Factors, page 40

20. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
21. In light of your liquidity needs, please highlight the potential risk of future dilution to shareholders.
Any delays in the manufacturing and commencement of volume production, page 44

22. We note that you have 29,500 pre-orders for your K20 and that you plan to deliver K25 in
         2023 and plan to release another two vehicle models in the next three years. Please revise to disclose your current production capacity of the Suzhou Plant.
We may be unable to adequately control the costs associated with our operations., page 55

23. Please expand your discussion of inflation to specifically identity if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected.
Computer malware, viruses, ransomware, hacking, phishing attacks and similar disruptions could result in security and privacy breaches..., page 58

24. Please revise to also describe the extent and nature of the role of the company's board of directors in overseeing cybersecurity risks, including in connection with your supply chain/suppliers/service providers.
If MCAF's due diligence investigation of the Company was inadequate..., page 79

25. Please revise to disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
Background of the Business Combination, page 96

26. Please revise to disclose the role China Bridge Capital Limited and what led up to
         CBC contacting Dr. Liu.
27.      Please disclose the final PIPE financing commitment agreed to by the parties.
28. Please revise your disclosure in this section to include negotiations relating to material terms of the transaction, including, but not limited to, structure, consideration, proposals and counter-proposals, size of PIPE, termination fee and dual class structure. In your revised disclosure, please explain the reasons for the terms, each party's position on the
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         issues, and how you reached agreement on the final terms.
29. Please revise to elaborate on the timing of your negotiations with the Company and the other targets considered.
Proposal One - The Business Combination Proposal, page 96

30. Please tell us if projections have been provided to management. In this regard, to the extent management considered or relied upon projections in determining whether to enter into the business combination, please disclose these projections. Governance Proposal C - Exclusive Forum, page 112

31. We note that your forum selection provision identifies the federal courts of the United
         States as the exclusive forum for claims brought pursuant to the Securities Act. Please revise to state that there is uncertainty as to whether a court would enforce such a provision.
CH Auto's Business, page 117

32. We note your disclosure that you have received over 29,500 non-binding pre-orders for the K20 and expect to start the delivery of K20 in the second quarter of 2023. Please elaborate on the delivery and production of your vehicles. For example, please quantify the number of orders for your K50 vehicles and the number of vehicles manufactured and delivered to date, and the number K50 vehicles you anticipate delivering in 2023. Please also disclose the number of K20 vehicles you anticipate delivering in 2023. Please also disclose when you anticipate fulfilling the 29,500 pre-orders given your factory production capacity and anticipated delivery of additional vehicles. Please also revise page 18 and any relevant risk factors.
33. Please disclose whether and how your business, products, lines of service, projects or operations are materially impacted by supply chain disruptions, especially in light of
         Russia's invasion of Ukraine or in light of the effectiveness of the UFLPA. For example, discuss whether you have or expect to:
             suspend the production, purchase, sale or maintenance of certain items due to a lack of raw materials, parts, or equipment; inventory shortages; reduced headcount; or
             delayed projects;
             experience labor shortages that impact your business;
             experience cybersecurity attacks in your supply chain;
             experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials (e.g., nickel, palladium, neon, cobalt, iron, platinum or other raw material sourced from Russia, Belarus, or Ukraine or cotton, polysilicon, lithium, nickel, manganese, beryllium, copper, gold or other raw material sourced from Western China);
             experience surges or declines in consumer demand for which you are unable to adequately adjust your supply;
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               be unable to supply products at competitive prices or at all due to export restrictions, sanctions, tariffs, trade barriers, or political or trade tensions among countries; or
             be exposed to supply chain risk in light of Russia   s invasion of
Ukraine, the
             effectiveness of the UFLPA and/or related geopolitical tension or
have sought to    de-
             globalize    your supply chain.
         Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.
Manufacturing, page 128

34. We note that you have 29,500 pre-orders for your K20 and that you plan to deliver K25 in
         2023 and plan to release another two vehicle models in the next three years, Please revise to disclose whether your Suzhou Plant can produce the various types and quantity of vehicles you anticipate producing from now until 2025.
35. We note your disclosure that Suzhou Plant is designed to have an annual production capacity of 50,000 units. Please clarify whether the Suzhou Plant is currently ramped up to meet the production capacity of 50,000 units.
Business Milestones, page 133

36. We note that the Company has entered into a joint venture agreement with Shanghai Jitai
         Auto Technology Co., Ltd. in 2019. Please elaborate on the nature and status of your joint venture. Please revise to disclosure the materials terms of your joint venture, including, but limited to the, capital contribution obligations of the parties and termination rights. Please file all material agreements related to the joint venture as exhibits to your registration statement.
Management's Discussion and Analysis of Financial Condition and Results of Operations of the
Company, page 153

37. If material, please revise to include a discussion of interest rates and describe the impact on your financial condition, including your balance sheet. For example, given rising rates and/or rapidly shifting consumer preferences, describe any resulting impacts on your inventory, pricing strategy, accounts payable, short-term funding costs, including working capital for inventory, planned capital expenditures, potential future borrowings to fund operations and other liabilities, or accrued expense balances. Expand your disclosure to describe how you are funding these additional costs.
38. If material, please expand your disclosure to identify the principal factors contributing to the inflationary pressures the company has experienced and clarify the resulting impact to the company. Please also update your disclosure to identify actions planned or taken, if any, to mitigate inflationary pressures.
39. We note that some of the components used in your products are purchased from a single
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          Inc.
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             2022 AUTO Inc.
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         source. Please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted. Revise to discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability or regulatory approval of products.
40. Please revise your overview section to disclose, if material, the impact of recent/pandemic related consumer demand declines in China. In addition, discuss any steps you are taking to mitigate adverse impacts to your business.
41. Please revise your disclosure to discuss the impact of the frozen equity interests and pledges on your ability to operate, your financial condition and your results of operations.
         For example, disclose if you, your subsidiaries or the company   s
shareholders are
         restricted in (i) transferring or pledging equity interests, (ii) receiving dividends or transferring cash, (iii) voting to approve the Business Combination or
(iv) issuing
         securities. Disclose if material assets, including the equipment, land and fixtures where your Suzhou Plant is located, and your intellectual property, are pledged in connection with debt or other liabilities that are, or are expected to be, under default.
42. Revise to disclose the terms of each of the company's material debt agreements. Disclose the default provisions and material pledged assets for each of your borrowings that are, or are expected to be, under default.
Management's Discussion and Analysis of Financial Condition and Results of Operations of the
Company
Liquidity and Capital Resources, page 160

43. Based on the material liabilities that have arisen as a result of your cash flow shortages, including your obligations to suppliers, lenders, and employees, please more fully disclose and discuss when and how you intend to repay and/or refinance your obligations, since we note your unaudited pro forma financial statements do not include any disclosures regarding potential repayment and MD&A does not specifically address any plan for current or future repayments. Please specifically address how changes in the amount of potential cash redemptions by MCAF shareholders in the pending Business Combination could impact your plan. We note disclosures on page F-7 that you settled $6.3 million of debt in fiscal year 2021 by transferring accounts receivable to the debt holder. We also note disclosures on page F-20 that of the total $48.6 million debt owed to Feng Chen Hui, he has agreed to convert $29.8 million into equity, as described in
Note 18 on page F-
         31. Please also include a discussion of these transactions along with any other future plans to settle your liabilities, including by converting debt into equity, and address the potential impact such plans could have on shareholders of the Combined Company.
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CH AUTO LastNameQun      Lu
          Inc.
Comapany 9,
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             2022 AUTO Inc.
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Unaudited Pro Forma Condensed Combined Financial Statements, page 175

44. Please revise the last sentence in the last paragraph on page 174 to clarify that three redemption scenarios are presented. Your current disclosure refers to "both" scenarios.
         Also, please revise and clarify a similar disclosure in the last paragraph on page 178 that refers to "two" scenarios.

45. We note numerous references throughout the filing to a PIPE Subscription Agreement and private placement. To the extent you have entered into a PIPE Subscription Agreement, please disclose and discuss the terms of the Agreement and the expected cash proceeds and, if probable, reflect the impact in the pro forma financial statements; otherwise, please clarify the related references.
46. We note pro forma disclosures based on the maximum redemptions scenario assume the redemption of 5,080,514 common shares of MCAF common stock
         such that MCAF   s net tangible assets will exceed $5 million. Please
disclose what will
         occur if cash redemptions exceed 5,080,514 common shares and, if accurate, clearly state that if redemptions exceed 5,080,514 common shares the Business Combination will not occur. If that is not accurate, please explain how you determined the
         current disclosures present the maximum redemptions scenario and complies with Rule
         11-02(a)(10) of Regulation S-X.
47. Refer to pages 175-177. We note the pro forma balance sheet and pro forma statement of
         operations present    pro forma combined    subtotal columns. It is
not clear to us that such
         subtotals are contemplated by Rule 11-02(a)(4) of Regulation S-X or that identifying the subtotals as "pro forma" is appropriate since they do not include pro forma adjustments.
         Please explain why you believe the presentation is appropriate or remove the pro forma combined subtotal columns.
Note 2. Basis of Presentation, page 178

48. In the second paragraph, please revise the use of the term Minimum Redemption to No
         Redemption to be consistent with other pro forma disclosures. Also, based on the disclosures on page 179, please more fully explain the potential impact to the pro forma financial statements from shareholders of the Company electing Approachs I, II, and III upon your implementation of the Reorganization, whereby the Company may repurchase the equity interests held by shareholders in the Company as described on page 103.
         Please explain the potential impact that the Approachs could have, including the specific affected balance sheet and income statement line items, and tell us how you considered the requirements of Rule 11-02(a)(10) of Regulation S-X in determining that the current pro forma disclosures are adequate and give effect to the range of possible results.
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Note 5. Loss Per Share, page 180

49. Please provide a table that reconciles total weighted average shares outstanding under the various redemption scenarios, with the total shares of Pubco to be outstanding after the consummation of the Business Combination assuming each redemption scenario. In this regard, we would expect the total weighted average shares to be the same as the total shares issued and outstanding, given the transaction is reflected as if it occurred on
         January 1, 2021. Also, on page 174, where you discuss the redemption scenarios, please explain the difference between the maximum number of shares of common stock redeemed of 5,080,514 shares relative to the 5,750,000 public shares subject to redemption reflected in MCAF's December 31, 2021 balance sheet. In addition, please quantify and disclose any potentially dilutive securities that will be outstanding, including specifically addressing how stock options and restricted stock disclosed in note 16 on page
         F-28 will be exchanged and accounted for in the Business Combination. Management Following the Business Combination, page 189

50. Please provide compensation disclosure for the last full financial year as required by
         Item 6.B of Form 20-F.
Experts, page 234

51. Please ensure this section references the audited financial statements of each entity included in the filing. In this regard, we note audited financial statements have been provided for CH-Auto Inc., CH-Auto Technology Corporation Ltd, and MCAF. Also,
         when related consents are included, please ensure they cover all financial statements provided.

52. We note CH-Auto Technology Corporation Ltd. engaged their current auditor in 2022.
         Since CH-Auto Technology Corporation Ltd. is the registrant   s
predecessor, please be
         advised that if they had a change in auditor that occurred during the two most recent fiscal years or any subsequent interim period, they should provide the disclosures required by
         Item 16F of Form 20-F, including a letter from their former auditor, filed as an exhibit to the registration statement, agreeing or disagreeing with their disclosures. Please advise or revise.
Index to Financial Statements, page F-1

53. Due to the fact that MCAF is an SEC filer, please provide updated interim financial statements and related disclosures for them as required by Rule 8-08 of Regulation S-X.
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Consolidated Financial Statements - CH-Auto Technology Corporation Ltd
3. Summary of significant accounting policies
(u) Value added tax (VAT), page F-16

54. We note your disclosure that the net VAT balance between input VAT and output VAT is recorded in the line item other current assets on the consolidated balance sheets. Based on the material balance of Prepaid value-added taxes disclosed in note 6 on page F-19, please more fully explain the reason for the significant balance recorded in your financial statements. Please also disclose and discuss when and how the amounts are expected to be utilized and if there are any potential circumstances in which you could be unable to utilize the amounts.

12. Accrued expenses and other current liabilities , page F-22

55. We note your disclosure that in May 2018, January 2019, and May 2019, your received three capital injections of approximately $74.5 million, $89.6 million, and $43.5 million from three shareholders, respectively, with certain mandatory investment return requirements in the form of interest calculated at predetermined annual rates in predetermined periods and that the capital injections are recognized as permanent equity.
         Please more fully explain where and how the returns on these equity-classified instruments are recorded in your historical financial statements, including if or
         how they are reflected in loss per share disclosures. Please also more fully explain and disclose the specific terms of the equity-classified instruments, including how they will be treated and accounted for in the pending Business Combination.

56. We note you initiated a Series T financing for which you entered into term sheets with several investors in 2021 and received advanced consideration of $13.5 million. Please revise your disclosures here or in Note 18 to more fully explain and disclose the terms of the equity securities, including how they will be treated and accounted for in the pending
         Business Combination. Please also disclose and discuss any differences between the fair value of the Company, implied by these equity securities, relative to the fair value implied by the pending Business Combination.

Exhibits and Financial Statements Schedules, page II-1

57. We note your debts arrangements referenced on pages F-20 and F-21. Please file all material debt agreements.
58.      Please file any material lease agreements.
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General

59. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on
         Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the rights, which would expire worthless.
60. Please provide a factual update on your cover page, prospectus summary and risk factors to disclose the agreement reached between the PCAOB and the CSRC on August 26,
         2022.
61. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the Business
         Combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, and convertible securities at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.
62. It appears that the underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to show the effective underwriting fee on a percentage basis for shares at each of the minimum, maximum and interim redemption level in your sensitivity analysis.
63. Please clearly disclose the compensation of each of China Bridge Capital Limited,
         Mr. Qiang Zeng and Revere Securities, LLC as financial advisors and M&A consultants to the Business Combination.
64. Please explain to us whether you are intending to register the Class B Ordinary Shares that will be issued in connection with the business combination. If you do not intend to register the Class B Ordinary Shares, then disclose the exemption from the Securities Act that you are relying upon and provide an analysis supporting the use of such exemption.
65. Your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

        You may contact Beverly Singleton at 202-551-3328 or Anne McConnell at 202-551-
3709 if you have questions regarding comments on the financial statements and related
 Qun Lu
CH AUTO Inc.
September 9, 2022
Page 13

matters. Please contact Evan Ewing at 202-551-5920 or Asia Timmons-Pierce at 202-551-3754
with any other questions.



FirstName LastNameQun Lu                               Sincerely,
Comapany NameCH AUTO Inc.
                                                       Division of Corporation
Finance
September 9, 2022 Page 13                              Office of Manufacturing
FirstName LastName